HellerEhrman

December 17, 2003

SEC MAIL RECEIVED JAN 0 2 2004 WASH. D.C. 105 SEC'D PROCESSED

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Managing Partner, Hong Kong
Chairman, China Practice
SLuk@hewm.com
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200

04012180

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4358

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

dw 1/22

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the appointment of an independent non-executive director, dated December 15, 2003, published (in English) in The Standard and published (in Chinese) in Sing Tao Daily News, both on December 16, 2003;

2. The Company's announcement regarding resignation of an independent non-executive director, dated December 9, 2003, published (in English) in The Standard and published (in Chinese) in Sing Tao Daily News, both on December 10, 2003;

3. The Company's announcement regarding the exceptional price & turnover movements, dated November 13, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

4. The Company's announcement regarding the completion of prepayment of the entire indebtedness under a previous debt restructuring proposal, dated November 6, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited, The Standard and Sing Tao Daily News;

5. The Company's announcement regarding the prepayment of the entire indebtedness under a previous debt restructuring proposal, dated November 4, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited, The Standard and Sing Tao Daily News;

6. The Company's announcement regarding the annual general meeting - voting result, dated September 26, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited, The Standard and Sing Tao Daily News;

7. The Company's announcement regarding the exceptional price & turnover movements, dated September 3, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited; and

8. The Company's announcement regarding the exceptional price & turnover movements, dated September 2, 2003, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

cc: Magician Industries (Holdings) Limited

h:\dlai\adr\magician\30.doc

+ 852 2414 0588

The Standard

16 December 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(迺達工業(集團)有限公司)
(incorporated in Bermuda with limited liability)
(the "Company")

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors of Magician Industries (Holdings) Limited (the "Company") is pleased to announce that Mr. Tam Chi Kwan Michael has been appointed as the independent non-executive director of the Company with effect from 12th December, 2003.

By Order of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 15th December 2003

星島日報

16 December 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(迺達工業(集團)有限公司)
(於百慕達註冊成立之有限公司)

獨立非執行董事委任通告

迺達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈於二零零三年十二月十二日委任譚志昆先生為本公司之獨立非執行董事。

承董事會命
伍寬雄
公司秘書

香港，二零零三年十二月十五日

The Standard

10 December 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(incorporated in Bermuda with limited liability)
(the "Company")

RESIGNATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors of the Company announces that Mr. Ng Wai Lung, an independent non-executive director, resigned from the board of directors of the Company on 8th December 2003.

By Order of the Board
Ng Fun Hung
Company Secretary

Hong Kong, 9th December, 2003

星島日報

10 December 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(於百慕達註冊成立之有限公司)

獨立非執行董事辭任通告

通達工業(集團)有限公司(「本公司」)之董事會宣佈吳偉龍先生於二零零三年十二月八日辭任本公司獨立非執行董事一職。

承董事會命
伍寬雄
公司秘書

香港，二零零三年十二月九日

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the recent increase in the price and increase in trading volume of the shares of the Company and wishes to state that, save as the announcement made by the Company dated 4th and 6th November 2003, the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 13 November, 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司

(於百慕達註冊成立之有限公司)

本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉最近本公司的股份價格上升及成交量上升，玆聲明，除本公司於 2003 年 11 月 4 日及 6 日所發出之公佈外，本公司並不知悉導致價格及成交量上升的任何原因.

本公司董事會謹確認，目前並無任何有關收購或變賣的商談或協議爲根據《上市協議》第 3 段而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據《上市協議》第 2 段所規定的一般責任而須予公開者.

上述聲明乃承董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任.

承董事會命
通達工業（集團）有限公司

顧陵儒
董事

香港，二零零三年十一月十三日

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

Completion of prepayment of the entire indebtedness under a previous debt restructuring proposal

Financial adviser to Magician Industries (Holdings) Limited

Goldbond Capital (Asia) Limited

The Board is pleased to announce that on 6 November 2003, the Company has prepaid the entire amount of the DRD Indebtedness and has repaid the entire amount outstanding under the Working Capital Line.

Reference is made to the announcement (the "Announcement") of Magician Industries (Holdings) Limited (the "Company") dated 4 November 2003. Unless otherwise stated in this announcement, terms used herein shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that on 6 November 2003, the Company has prepaid the entire amount of the DRD Indebtedness and has repaid the entire amount outstanding under the Working Capital Line. Accordingly, the discharge of all obligations of the Group under the DRD has become unconditional and the security provided to the Creditors under the DRD will be released, subject to applicable bankruptcy, winding-up and insolvency laws. The Working Capital Security Deposit given by the Company in support of the Working Capital Line has also been released. The Secured Convertible Bonds and the Term Loan which form part of the DRD Indebtedness were also redeemed and repaid respectively on the Discharge Date.

As the Deed could only become effective after receiving the official signatures from all the Creditors and due to different time zones of the Creditors, the date of the Deed was eventually changed from 4 November 2003 to 5 November 2003.

By order of the Board
Kwong Lin Pik, Alvin
Company Secretary

Hong Kong, 6 November 2003

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

完成全數提早償還以前債務重組建議

通達工業(集團)有限公司之財務顧問

金榜融資(亞洲)有限公司

董事局欣然宣佈本公司已於二零零三年十一月六日提早償還全部債務重整債項和全部營運資本限額餘款。

請參照通達工業(集團)有限公司(「本公司」)於二零零三年十一月四日之公佈(「該公佈」)，除本公佈另作聲明外，所採用的名詞之定義均與該公佈相同。

董事局欣然宣佈本公司於二零零三年十一月六日已提早償還全部債務重整債項和全部營運資本限額餘款。藉此，除須參照破產、清盤及無償債能力法例外，本集團解除債務重整契約內之全部責任已成為無條件及根據債務重整契約而給予債權人之保證已撤銷。本公司為營運資本限額所提供的營運資本保證金將予撤銷，在債務重整契約內之有抵押可換股債券和有期貸款亦於解除日各自贖回及提早償還。

契約應在收到所有債權人正式授權簽名之後方可生效。因債權人位於不同地域之時差關係，契約日期最終由二零零三年十一月四日更改為二零零三年十一月五日。

承董事會命
鄺連璽
公司秘書

香港，二零零三年十一月六日

請同時參閱本公布於星島日報刊登的內容。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業（集團）有限公司

(incorporated in Bermuda with limited liability)

Prepayment of the entire indebtedness under a previous debt restructuring proposal

Financial adviser to Magician Industries (Holdings) Limited

Goldbond Capital (Asia) Limited

The Board is pleased to announce that the Company entered into the Deed dated 4 November 2003 with the Subsidiaries, the Creditors and the Agent in respect of the full prepayment of the entire amount of the DRD Indebtedness. Details of the Deed are set out below in this announcement.

BACKGROUND

As detailed in the announcement of the Company dated 11 November 2000 and the circular of the Company dated 22 November 2000, the DRD was made between the Company, the Subsidiaries, the Agent and the Creditors, pursuant to which the Creditors agreed to participate in the restructuring and compromise arrangements of the indebtedness of the Group on such terms and conditions as contained in the DRD.

The Company has proposed to the Creditors that it wishes to prepay the entire DRD Indebtedness owing to all the Creditors under the DRD prior to the respective due dates for the various kinds of the DRD Indebtedness. The Company entered into the Deed dated 4 November 2003 for the purpose of full prepayment of the DRD Indebtedness.

The DRD Indebtedness comprises the principal amount outstanding under the term loan together with accrued interest up to the Discharge Date, the principal amount outstanding under the Secured Convertible Bonds together with accrued interest up to the Discharge Date, the success fee of HK$2,836,407.42, and all costs and expenses incurred by the Agent and the Creditors (including legal fees and break costs attributable to the DRD Indebtedness) payable by the Company pursuant to the DRD.

DEED DATED 4 NOVEMBER 2003

Parties

The Company, the Subsidiaries, the Creditors and the Agent.

Date

4 November 2003

Prepayment of the DRD Indebtedness

Up to and including the Discharge Date, the DRD Indebtedness owed by the Group is estimated to be approximately HK$145.8 million.

Discharge

On the Discharge Date, the DRD Indebtedness will be repaid by funds obtained through the internal resources of the Group, bank borrowings under the BOC SZ Loan and the release of the Working Capital Security Deposit held by ABN. The Group will then be discharged from all obligations under the DRD and the security provided to the Creditors under the DRD, subject to applicable bankruptcy, winding-up and insolvency laws.

Conditions
The discharge of the security is conditional upon satisfaction of the following conditions on the Discharge Date:

(a) full repayment of the DRD Indebtedness;

(b) payment in full by the Group of all fees, costs and expenses of the Creditors and/or the Agent reasonably incurred for the preparation, negotiation, approval, implementation and enforcement of the Deed and all other documents contemplated by the Deed; and

(c) no breach of any provision in the Deed.

No exercise of conversion rights attached to Secured Convertible Bonds
Pursuant to the terms and conditions of the Secured Convertible Bonds, the holder(s) of the Secured Convertible Bonds may exercise the conversion rights attached to the Secured Convertible Bonds on any business day commencing from the date of issue to the maturity date to convert all or part of the principal amount of the Secured Convertible Bonds into Shares at the conversion price of HK$0.20 per Share (subject to adjustment). Upon execution of the Deed, each of the Creditors who are holders of the Secured Convertible Bonds agrees not to exercise the conversion rights attached to the Secured Convertible Bonds at any time after execution of the Deed until an event of default provided in the DRD or the Deed occurs.

Prepayment of the Working Capital Line
The Company shall repay or refinance all outstanding amounts under the Working Capital Line currently owing to ABN (i.e. US$2,027,783.72, equivalent to approximately HK$15,816,713) from amounts drawn under the Trade Facility and procure the release of the charge over the Working Capital Security Deposit.

Release of Working Capital Security Deposit
Upon repayment in full of the outstanding amount of the Working Capital Line owing to ABN on the Discharge Date, the Working Capital Security Deposit given by the Company in favour of the Agent in support for the Working Capital Line will be released, subject to applicable bankruptcy, winding-up and insolvency laws.

BOC SZ LOAN AND TRADE FACILITY
The Group obtained the BOC SZ Loan from BOC SZ and the Trade Facility from Nedbank pursuant to the loan agreements with BOC SZ dated 27 September 2003 and a facility letter and a letter agreement with, amongst others, Nedbank Limited dated 24 September 2003 and 4 November 2003 respectively. The BOC SZ Loan may be drawn up to the amount of HK$100,000,000 for a term of 36 months. The Company has also provided a corporate guarantee in favour of the BOC SZ Loan. The Trade Facility is initially in the amount of HK$35,000,000 with a seasonal excess of HK$5,000,000 available upon request and fulfilment of certain conditions. The BOZ SZ Loan is to be fully used to prepay part of the DRD Indebtedness, together with accruing interest, costs and expenses, and any other amount under the DRD. The Trade Facility is to be partly used to repay all outstanding amounts under the Working Capital Line currently owing to ABN.

FINANCIAL POSITION ON THE GROUP
Up to and including the Discharge Date, the DRD Indebtedness due from the Group to 15 Creditors is estimated to be in the aggregate amount of approximately HK$145.8 million. After the Debt Prepayment, the entire amount of the DRD Indebtedness will be repaid. The Board estimates that, immediately after the Debt Prepayment, the total outstanding amount under the BOC SZ Loan and the Trade Facility will be approximately HK$115.8 million. As the BOC SZ Loan and the Trade Facility will be primarily used to prepay the DRD Indebtedness and to repay the outstanding amount of the Working Capital Line and, upon the prepayment of the DRD Indebtedness and the repayment of the outstanding amount of the Working Capital Line, the development of the Group will no longer be restricted under the obligations as contained in the DRD including, inter alia, restriction of dividend payouts, debt financing, equity financing and all kinds of mergers and acquisition and restricted by the security provided to the Creditors under the DRD including, inter alia, a debenture incorporating a fixed and floating charge over all the assets and undertaking of the Group, the Board considers that the Debt Prepayment is in the interests of the Company and the Shareholders.

DEFINITIONS

"ABN"	ABN AMRO Bank N.V., Hong Kong Branch in its capacity as a Creditor
"Agent"	ABN AMRO Bank N.V., Singapore Branch, acting as agent and security agent for the Creditors
"Board"	the board of directors of the Company
"BOC SZ"	Bank of China, Shenzhen City Branch, Bao-an Sub-branch (中國銀行深圳市分行寶安支行)
"BOC SZ Loan"	the a three year loan in the amount of HK$100 million provided by BOC SZ to the Group on 27 September 2003
"Company"	Magician Industries (Holdings) Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Creditors"	the 14 banks in Hong Kong and an individual third party creditor not connected with any directors, chief executive or substantial shareholders of the Company, its subsidiaries or their respective associates pursuant to the Listing Rules who have acquired some Secured Convertible Bonds to which the Group owes the DRD Indebtedness
"Debt Prepayment"	the full prepayment of the DRD Indebtedness pursuant to the Deed as described in this announcement
"Deed"	the deed dated 4 November 2003 entered into between the Company, the Subsidiaries, the Creditors and the Agent in respect of the Debt Prepayment
"Discharge Date"	6 November 2003 or such later date as may be agreed between the Agent (acting on the instructions of a committee of the major Creditors of the DRD Indebtedness) and the Company
"DRD"	the debt restructuring deed dated 10 November 2000 made between the Company, the Subsidiaries, ABN AMRO Bank N.V. (the role as agent of the DRD being transferred at a later stage to the Agent) and the Creditors in relation to the restructuring and compromise arrangements of the indebtedness of the Group
"DRD Indebtedness"	all indebtedness outstanding and owing to the Creditors from time to time arising from or in connection with the DRD, including without limitation, the principal amount outstanding under the term loan together with accrued interest up to the Discharge Date, the principal amount outstanding under, the Secured Convertible Bonds together with accrued interest up to the Discharge Date, the success fee of HK$2,836,407.42 and all costs and expenses (including legal fees and break costs attributable to the DRD Indebtedness) incurred by the Agent and the Creditors payable by the Company pursuant to the DRD
"Group"	the Company and each of the Subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Nedbank"	Nedbank Limited, Hong Kong Branch
"Secured Convertible Bonds"	zero coupon secured convertible bonds with principal amount of HK$30,000,000 and secured convertible bonds with a coupon of 4% per annum with principal amount of HK$57,126,656
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company

"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiaries"	being 10 wholly-owned subsidiaries of the Company, namely Magician Investments (BVI) Limited, Treasure Trend Development Limited, Magicgrand Development Limited, Nicole (China) Company Limited, More Concept Limited, Magician Industrial Company Limited, Falton Investment Limited, Diyon Development Limited, Hopeward Holdings Limited and Grandmate Industrial Company Limited
"Trade Facility"	the trade facility provided by Nedbank to the Company offered under the facility letter dated 24 September 2003 and accepted by the Company
"US$"	United States dollars, the lawful currency of United States and for the purpose of this announcement, United States dollars are translated into Hong Kong dollars at fixed rate of US$1 = HK$7.8
"Working Capital Line"	the trade facility provided by the ABN to the Company, More Concept Limited and Magician Industrial Company Limited
"Working Capital Security Deposit"	the deposit in the amount of HK$40 million maintained with ABN as security for the Working Capital Line

By order of the Board
Kwong Lin Pik, Alvin
Company Secretary

Hong Kong, 4 November 2003

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)

全數提早償還以前債務重組建議

通達工業(集團)有限公司之財務顧問

金榜融資(亞洲)有限公司

董事局欣然宣佈本公司及其附屬公司，債權人及代理於二零零三年十一月四日就全數早償債務重整契約之債項詳情公佈如下。

背景

於二零零零年十一月十一日本就公司之公佈及於二零零零年十一月二十二日本公司之通函中，由本公司及其附屬公司，代理及債權人所簽定之債務重整契約，債權人同意根據債務重整契約內之條文及條件參予重組及妥協本集團債項之安排。

本公司已提交債權人有關本公司願意根據債務重整契約內之各項債務到期日前提早償還全部尚欠債權人之債項。於二零零三年十一月四日，本公司達成契約協議以全數提早償還債務重整契約債項。

債務重整債項包括截至解除日止之有期貸款本金及應付利息，有抵押可換股債券之本金及應付利息，完成酬金2,836,407.42港元，根據債務重整契約內本公司應付代理及債權人所有成本及開支，包括由債務重整契約而引起之法律費用及解約成本。

於二零零三年十一月四日之契約

成員

本公司，其附屬公司，債權人及代理

日期

二零零三年十一月四日

早償債務重整契約債項

截至及包括解除日，本集團尚欠債務重整契約債項約145,800,000港元。

解除

於解除日，本集團將以內部資金，中銀深圳貸款之銀行貸款及由荷蘭銀行發還之營運資本保證金之存款作早償債務重整契約之債項。本集團將解除所有債務重整契約中所有責任及提供予債權人之抵押，除根據適用破產，清盤及無償債能力法例外。

條約

於解除日，必須符合下列條約以解除有條件之抵押：

(a) 全數償還債務重整契約債項；

(b) 本集團全數支付債權人及／或代理在合理情況下於準備、談判、批核、實行及執行契約時所產生之費用、成本及開支和所有該契約其它有關文件；及

(c) 沒有違反預付契約內任何條文。

不行使有抵押可換股債券之兑換權

根據有抵押可換股債券之條文及條約，有抵押可換股債券持有人可在由發行日起至到期日之間的任何工作日，將其全部或部份有抵押可換股債券之本金以每股0.20港元之兑換價兑換股票(除非由於調整)。執行契約時，每位持有有抵押可換股債券的債權人均同意在契約執行時，不會行使有抵押可換股債券之兑換權於契約執行後任何時間直至債務重整契約內或早償契約內所列之違約情況發生。

早償營運資金限額

本公司將由貿易信貸提供資金用以償還或重籌資本現有在荷蘭銀行的營運資本限額結餘(為2,027,783.72美元，等同約15,816,713港元)及要求撤銷營運資本保證金之抵押。

撤銷營運資本保證金

在全數償還尚欠荷蘭銀行之營運資本限額餘款後，將撤銷本公司給予代理有關營運資本限額之營運資本保證金，除適用破產、清盤及無償債能力法例外。

中銀深圳貸款及貿易信貸

根據分別於二零零三年九月二十七日、二零零三年九月二十四日及二零零三年十一月四日所簽定之貸款合同、信貸確認書和二零零三年十一月四日之協議書，本集團已獲得中銀深圳之貸款及Nedbank之貿易信貸。中銀深圳貸款可支上限為100,000,000港元，年期三十六個月。本公司提供公司保證予中銀深圳借款。貿易信貸額初定為35,000,000港元，另可按要求及達到一定條約而提供多5,000,000港元。中銀深圳貸款為全部用作早償部份債務重整契約債項，連同應付利息、成本及開支和其他於債務重整契約下款項。部份貿易信貸是用以提早償還現有尚欠荷蘭銀行之營運資本限額。

本集團財務狀況

截至及包括解除日，本集團尚欠債務重整契約債項約145,800,000港元。早償債務之後，債務重整契約債項將全數被清還。董事會估計，早償債務之後，本集團於中銀深圳及Nedbank之與早償債務有關之貸款總額約為115,800,000港元。由於中銀深圳貸款及貿易信貸將主要用來早償債務重整契約債項及償還營運資本限額結餘；及在此兩項債務償還後，本集團之往後發展將不再受債務重整契約的責任所限制，包括(除其他之外)派付股息、債項融資、資本融資及各種收購合併之限制；及債務重整契約的抵押提供所限制，包括(除其他之外)本集團所有資產及經營之固定及浮動抵押債權證，故董事會認為早償債務均有利於本公司及股東。

釋義

「荷蘭銀行」	指	荷蘭銀行，香港分行為債權人
「代理」	指	荷蘭銀行，新加坡分行，擔任債權人之代理兼證券代理
「董事會」	指	本公司之董事會
「中銀深圳」	指	中國銀行深圳市分行寶安支行
「中銀深圳貸款」	指	由中銀行深圳於二零零三年九月二十七日提供100,000,000港元之三年期貸款
「本公司」	指	通達工業(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市

「債權人」	指	根據上市規則，就本集團之債務重整契約而獲得的有抵押可換股債券之十四間香港銀行和一位個別債權人，與本公司之任何董事、主要行政人員或主要股東、其附屬公司或其相關之聯營公司並無關連
「早償債務」	指	按本公佈敘述之早償契約之全數支付債務重整債項
「契約」	指	由本公司、其附屬公司、債權人及代理於二零零三年十一月四日就早償債務所簽定之契約
「解除日」	指	二零零三年十一月六日或以後本公司與代理（代表債務重整契約中主要債權人的指揮委員）同意之日期
「債務重整契約」	指	由本集團、各附屬公司、荷蘭銀行（由擔任債務重整契約的代理角色演變為後期代理）及債權人就債務重整契約於二零零零年十一月十日所訂立之債務重整及和解協議安排

「債務重整債項」	指	有關或由債務重整契約引發出之不時餘額或尚欠債權人之債項（包括沒有時效），截至解除日止有期貸款之本金及應付利息／截至解除日止有抵押可換股債券，本金及應付利息、完成酬金之2,836,407.42港元，按債務重整契約內本公司應付代理及債權人所有成本及開支（包括由債務重整契約而引起之法律費用及解約成本
「本集團」	指	本公司及各附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所之證券上市規則
「Nedbank」	指	Nedbank Limited，香港分行
「有抵押可換股債券」	指	零息有抵押可換股債券本金為30,000,000港元及四厘息有抵押可換股債券本金為57,126,656港元
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	指香港聯合交易所有限公司

「附屬公司」	指	本公司之十間全資附屬公司，即Magician Investments (BVI) Limited、Treasure Trend Development Limited、Magicgrand Development Limited、勵高（中國）有限公司、驕鋒有限公司、江氏通達有限公司、Falton Investment Limited、大潤發展有限公司、Hopeward Holdings Limited及金達實業有限公司
「貿易信貸」	指	根據Nedbank於所提供予本公司信貸文件內之貿易信貸
「美元」	指	美國法定貨幣之美元，本公佈內之美元均以固定折算率1美元對7.8港元折算
「營運資本限額」	指	由荷蘭銀行提供予本公司、驕鋒有限公司、江氏通達有限公司之貿易信貸
「營運資本保證金」	指	40,000,000港元存款予荷蘭銀行作營運資本限額之保証金

承董事會命
通達工業（集團）有限公司
鄺連璧
公司秘書

香港，二零零三年十一月四日

請同時參閱本公布於星島日報刊登的內容。

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(incorporated in Bermuda with limited liability)

Annual General Meeting held on 26 September 2003
VOTING RESULT

During the Annual General Meeting of the Company held on 26 September 2003, the following resolutions were passed as Ordinary Resolutions:

1. To receive and consider the audited consolidated financial statements and the reports of the directors and auditors for the year ended 31 March 2003.
2. (a) To elect Cheung Sun Lung as a director.
   (b) To elect Ng Wai Lung as a director.
   (c) To authorise the board of directors to fix the remuneration of the directors.
3. To appoint auditors and to authorize the board of directors to fix their remuneration.

However, the following resolutions were not passed:

4A. To give a general mandate to the directors to issue, allot and dispose of additional shares not exceeding 20% of the existing issued share capital.

4B. To give a general mandate to the directors to purchase shares not exceeding 10% of the total nominal amount of the existing issued share capital.

4C. To extend the general mandate granted to the directors to issue shares by the number of shares repurchased.

As a result of not passing the resolutions 4A, 4B and 4C, the company will need shareholders' approval to issue and to repurchase the shares of the Company.

By Order of the Board
Kwong Lin-pik, Alvin
Company Secretary

Hong Kong, 26 September 2003

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(於百慕達註冊成立之有限公司)

2003年9月26日舉行之股東週年大會
決議案表決結果

就本屆股東週年大會上，獲得股東通過之決議案如下：

1. 省覽截至二零零三年三月三十一日止財政年度之經審核綜合財報表及董事與核數師報告。

2. (a) 選舉張新龍先生為董事。

   (b) 選舉吳偉龍先生為董事。

   (c) 授權董事會釐定董事酬金。

3. 聘任核數師及授權董事會釐定其酬金。

然而，未能通過之決議案如下：

4A. 授予本公司董事一般授權，以發行、配發及出售不超逾現有已發行股本20%之額外股份。

4B. 授予本公司董事一般授權，以購回不超逾現有已發行股本之總面值10%之股份。

4C. 根據購回之股份數目，擴大授予本公司董事之一般授權以發行股份。

因決議案4A、4B及4C未能通過，故本公司須將取得股東之批准方可發行及回購本公司之股份。

承董事會命
通達工業(集團)有限公司
鄺達璧
公司秘書

香港，二零零三年九月二十六日

請同時參閱本公布於星島日報刊登的內容。

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the increase in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 03 September, 2003

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(於百慕達註冊成立之有限公司)

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉最近本公司的股份價格上升及成交量上升，茲聲明本公司並不知悉導致價格及成交量上升的任何原因.

本公司董事會謹確認，目前並無任何有關收購或變賣的商談或協議爲根據《上市協議》第 3 段而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據《上市協議》第 2 段所規定的一般責任而須予公開者.

上述聲明乃承董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任.

承董事會命
通達工業(集團)有限公司

顧陵儒
董事

香港，二零零三年九月三日」

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the increase in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Kwong Lin-pik, Alvin
Company Secretary

Hong Kong, 02 September, 2003

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉最近本公司的股份價格上升及成交量上升，茲聲明本公司並不知悉導致價格及成交量上升的任何原因.

本公司董事會謹確認，目前並無任何有關收購或變賣的商談或協議為根據《上市協議》第 3 段而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市協議》第 2 段所規定的一般責任而須予公開者.

上述聲明乃承董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任.

承董事會命
通達工業(集團)有限公司

鄺連璧
公司秘書

香港，二零零三年九月二日」